Exhibit 99.1

News Release

CONTACT:	JOSH DEBELAK	(NYSE: BMM)
	(952) 851-6017	FOR IMMEDIATE RELEASE

BMC INDUSTRIES ANNOUNCES QUARTERLY DIVIDEND

August 3, 2001 –– Minneapolis, Minnesota, USA – On August 2, 2001, BMC Industries, Inc.’s Board of Directors approved a continuation of its quarterly cash dividend of $.015 per share.

Shareholders of record as of September 19, 2001 will receive a dividend of $.015 for each share owned on that date, to be paid on October 3, 2001.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM.”  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.